EXHIBIT 77I

RIVERSOURCE GOVERNMENT INCOME SERIES, INC.
FOR RIVERSOURCE SHORT DURATION U.S. GOVERNMENT FUND

Class R2 shares are offered exclusively to certain qualifying institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. These shares do not convert to any other class of shares. Class R2 shares have an annual distribution and shareholder servicing (12b-1) fee and an annual plan administration services fee.

The following eligible institutional investors may purchase Class R2 shares:

o    Qualified employee benefit plans.

o Trust companies or similar institutions, and charitable organizations that meet the definition in Section 501(c)(3) of the Internal Revenue Code.

o Non-qualified deferred compensation plans whose participants are included in a qualified employee benefit plan described above.

o State sponsored college savings plans established under Section 529 of the Internal Revenue Code.

o    Health Savings Accounts created pursuant to public law 108-173.

Class R shares generally are not available to retail non-retirement accounts, traditional and Roth IRAs, Coverdell Educational Savings Accounts, SEPs, SARSEPs, SIMPLE IRAs and individual 403(b) plans.

Class R shares may be purchased, sold or exchanged only through the distributor or an authorized financial intermediary.